                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                    _______________________________________


                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                   _________________________________________

                        VITALINK PHARMACY SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                                         37-0903482
(State or Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                        Identification Number)

                        1250 EAST DIEHL ROAD, SUITE 208
                          NAPERVILLE, ILLINOIS  60563
                                 (630) 245-4800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                     ______________________________________

                           ROBERT W. HORNER III, ESQ.
                        1250 EAST DIEHL RD., SUITE 208
                          NAPERVILLE, ILLINOIS 60563
                                (630) 245-4800
 (Name, Address, Including Zip Code, and Telephone Number of Agent for Service)
                   _________________________________________

                          COPIES OF COMMUNICATIONS TO:
                               KARL E. MAY, ESQ.
                       Buckingham, Doolittle & Burroughs
                        A LEGAL PROFESSIONAL ASSOCIATION
                        1375 East Ninth St., Suite 1700
                              Cleveland, OH  44114
                                 (216) 621-5300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [___]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [___]

     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [___]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [___]

                  ___________________________________________

                        CALCULATION OF REGISTRATION FEE

                                                        PROPOSED
                                                        MAXIMUM                   PROPOSED
TITLE OF                                                AGGREGATE                 MAXIMUM
SECURITIES TO BE              AMOUNT TO BE              OFFERING PRICE            AGGREGATE                AMOUNT OF
REGISTERED                    REGISTERED                PER SHARE (1)             OFFERING PRICE           REGISTRATION FEE
Common Stock, par
value $.01 per share          351,318 shares            $22.31                    $7,837,904.58             $2,375

(1) The registration fee has been calculated based upon the average of the high and low prices of the Registrant's Common Stock on October 16, 1997, as reported on the New York Stock Exchange.

                 ______________________________________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8 (a), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS            SUBJECT TO COMPLETION DATED NOVEMBER ___, 1997

                                    351,318
                        VITALINK PHARMACY SERVICES, INC.
                                  COMMON STOCK
                 _____________________________________________

     This Prospectus ("Prospectus") relates to 351,318 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vitalink Pharmacy Services, Inc. ("Vitalink" or the "Company"), which have been registered for sale from time to time by and for the account of the selling shareholders named herein (the "Selling Shareholders"). The Common Stock was acquired by the Selling Shareholders on September 30, 1997, in connection with the merger of Home Care Medical Equipment, Inc., an Oklahoma corporation ("Home Care") with and into Vitalink Subsidiary, Inc., an Oklahoma corporation and a wholly owned subsidiary of Vitalink ("Sub"), in accordance with an Agreement and Plan of Reorganization dated September 8, 1997 ("Agreement of Reorganization").

     The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through dealers or underwriters also to be designated, may sell all or a portion of the Common Stock offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Shareholders from the sale of the Common Stock sold by the Selling Shareholders pursuant to this Prospectus will be the purchase price of such shares less any commissions. See "Plan of Distribution." The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Common Stock may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Vitalink will not receive any of the proceeds of any sale of the Common Stock.

     The Company has agreed to bear the expenses of preparing and filing this Prospectus and the Registration Statement of which it forms a part, other than underwriter's commissions and expenses and brokerage fees, if any, and the fees and expenses of legal counsel to the Selling Shareholders. See "Plan of Distribution".

     The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol VTK.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                 _____________________________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  ____________________________________________

              THIS DATE OF THIS PROSPECTUS IS OCTOBER ____, 1997.

     No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, including any prospectus supplement in connection with the offer contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders, or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                                                 TABLE OF CONTENTS
                                                 PAGE                                                  PAGE
Available Information                               2        Risk Factors                               4
Incorporation of Certain Documents by               2        Selling Shareholders                       9
 Reference
The Company                                         3        Plan of Distribution                       9
Recent Developments                                 3        Legal Matters                             10

                             AVAILABLE INFORMATION

     Vitalink is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval (EDGAR) System, which is publicly available through the Commission's Web site (http://www.sec.gov). The Vitalink common stock is listed on the NYSE. Such reports, proxy statements and other materials can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     Vitalink has filed with the Commission the Registration Statement under the Securities Act with respect to the Vitalink Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

     For further information with respect to the Company and the Common Stock covered by this Prospectus, reference is made to the Registration Statement and to the exhibits relating thereto, which can be inspected at the public reference offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (Commission File No. 1-12729) pursuant to the Exchange Act are incorporated herein by reference.

     1. Annual Report of the Company on Form 10-K for the year ended May 31, 1997 filed on August 29, 1997 and Form 10-K/A filed with the Commission on September 29, 1997 and October 9, 1997.

     2. Quarterly Report of the Company on Form 10-Q for the quarter ended August 31, 1997 filed with the Commission on October 15, 1997.

     3. The description of the Company's Capital Stock set forth under the caption "Item 1. Description of Registrant's Securities to be Registered" in the Company's Registration Statement on Form 8-A dated January, 1992 (as amended on March 3, 1992).

     4.   All other documents and reports filed by the Company pursuant to
          Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person. Requests for such copies shall be made to Vitalink Pharmacy Services, Inc., 1250 East Diehl Road, Suite 208, Naperville, Illinois 60563, Attn: Secretary, telephone number (630) 245-4800.

                     _____________________________________

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and is subject to the safe-harbor created by such sections. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                                  THE COMPANY

     Vitalink provides institutional pharmacy services to nursing facilities and other institutions. Vitalink directly or through its wholly owned subsidiaries presently operates 57 institutional pharmacies (including five regional infusion pharmacies), and other pharmacy related businesses which, among other things, specialize in pharmaceutical dispensing of individual medications, pharmacy consulting (drug regimen review of potential medication interaction as well as regulatory compliance with medication and administration guidelines), infusion therapy and other ancillary products and services. The Company also provides parenteral and enteral nutrition products to patients who qualify under Medicare Part B and bills Medicare directly for these products.

                              RECENT DEVELOPMENTS

     Effective September 30, 1997, Vitalink acquired Home Care Equipment, Inc., an Oklahoma corporation ("Home Care") through the merger of Home Care with and into Vitalink Subsidiary, Inc., an Oklahoma corporation ("Sub"), a wholly owned subsidiary of Vitalink, with Sub surviving the merger. The merger was completed in accordance with an Agreement and Plan of Reorganization dated September 8, 1997 ("Agreement of Reorganization"). As a consequence of the merger, each Home Care shareholder received 702.635 shares of Vitalink common stock for each share of Home Care common stock owned immediately prior to the effective time of the merger. Home Care provides infusion therapy, medical equipment and respiratory services to patients at home throughout Oklahoma, and generates approximately $4.5 million in annual revenues.

     The Agreement of Reorganization provides for an equity adjustment to be made within seven months after September 30, 1997. At such time, the former shareholders of Home Care are required to provide Vitalink with a closing balance sheet ("Closing Balance Sheet") of Home Care. If the shareholders' equity on the Closing Balance Sheet is less than $750,000, the shareholders are required to pay to Vitalink their proportionate share of the shortfall in cash within 30 days after receipt of the Closing Balance Sheet from Shareholders. If the shareholders' equity on the Closing Balance Sheet is greater than $750,000, Vitalink is required to pay the former Home Care Shareholders their respective proportionate share of the excess amount in additional shares of Vitalink common stock. Any additional shares issued will not have registration rights , and will not be included in this Registration Statement.


     On November 4, 1997, the Company concluded a settlement of a lawsuit against GranCare, Inc. ("GranCare") to enforce a Non-Competition Agreement that the parties entered into on February 12, 1997 as part of a transaction whereby the Company acquired TeamCare, Inc. ("TeamCare"), the institutional pharmacy business of GranCare in a merger. Under the terms of a Termination and Release Agreement dated September 3, 1997, by and between the Company, GranCare, Manor Care, Inc. ("Manor Care"), Apollo Management L.P. and Living Centers of America, Inc. (Living Centers), GranCare paid $18,500,000 to Vitalink in consideration of the cancellation of and termination of the Non-Competition Agreement, effective November 4, 1997, which cancellation permitted GranCare to merge with Living Centers. As of the closing of the merger by and between Living Centers and GranCare, the Shareholders Agreement between the Company and Manor Care was also terminated. This Shareholders Agreement is described in the Company's previously filed Form 10-K/A and herein.

     On October 15, 1997, Manor Care, which owns 50.5% of the outstanding shares of Vitalink common stock, announced that it is exploring strategic alternatives for its ownership interest in Vitalink, including mergers, joint ventures or other business combinations. In response to Manor Care's decision, the Company has engaged the services of SBC Warburg Dillon Read, an investment banking firm, to review strategic alternatives available to Vitalink. The fact that Manor Care and Vitalink may explore strategic alternatives does not mean that any transaction will be effected.

     Effective August 1, 1997, Gene E. Burleson resigned as a Director and
Chief Executive Officer as set forth in Exhibit 10.16 to the Company's 10-K (Separation Agreement and Mutual General Release dated July 24, 1997 between the Company and Mr. Burleson).

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

DEPENDENCE ON KEY CUSTOMERS

     Net revenue from Manor Care and its patients (including revenues pursuant to government reimbursement programs) accounted for approximately 29%, 48% and 49% of total net revenues in fiscal 1997, 1996 and 1995, respectively. In connection with the GranCare merger, the Company assumed existing pharmaceutical supply agreements between TeamCare and GranCare to provide pharmaceutical supplies and services to substantially all of GranCare's nursing facilities. Included in the Company's net revenues for fiscal 1997 are net revenues from GranCare facilities and their patients of approximately $20,369,000.

     Under various master agreements with Manor Care which were amended on September 19, 1997 and which are discussed below, the Company may at its option provide pharmaceutical, consulting and infusion therapy products and services to any and all nursing facilities owned or operated by Manor Care through at least September 30, 2003 according to the terms of the agreements and subject to each patient's right to designate his or her own pharmacy or infusion therapy provider. Each master agreement, however, may be limited or terminated under certain circumstances including with respect to any nursing facilities disposed of by Manor Care. Any material loss of business from Manor Care would have a material adverse effect on the Company.

     Pursuant to four agreements with Manor Care initially entered into on June 1, 1991, and three of which were amended on September 19, 1997, the Company provides pharmaceutical products and services, enteral and parenteral therapy supplies and services, urological and ostomy products, intravenous products and services and pharmacy consulting services to all facilities operated by Manor Care. The Company is not restricted from providing similar services to non-Manor Care facilities. The master agreements for pharmacy services, infusion therapy services, and pharmacy consulting services have an initial term of eleven years and four months with an automatic accrual of one additional year as of each October 1 during the remaining term of such agreements. The pharmacy services consultant agreement has an initial term of ten years only.

     Pursuant to the master agreement for pharmacy services and the master agreement for infusion therapy services, the Company has the option to provide pharmaceutical and infusion therapy products and services to all facilities owned or licensed by Manor Care.

     Pursuant to the master pharmacy consulting agreement, the Company provides pharmacy consultant services to all facilities owned or licensed by Manor Care that the Company is able to service. Each facility is billed monthly by the Company based on the number of beds serviced.

     Pursuant to the pharmacy services consultant agreement, the Company assists Manor Care at the corporate level in establishing uniform pharmacy delivery standards for all of its facilities including those not serviced by the Company. Manor Care pays the Company an annual fee based on the number of beds operated by Manor Care.

     The Company does not believe that its present contractual arrangements with Manor Care and GranCare with respect to the length of term are comparable to those obtainable from third parties. Contracts with nursing facilities not affiliated with Manor Care or GranCare are generally for a period of one to two years and are terminable by either party for any reason upon thirty days notice.

     Pursuant to certain pharmaceutical supply agreements between TeamCare and GranCare discussed above, the Company provides and/or has the right to provide substantially all pharmaceutical supplies and services to substantially all GranCare nursing facilities and the residents thereof. The agreements referred to in the prior sentence have a variety of commencement dates and five-year rolling terms. Depending upon the payor source, either the Company will bill the payor source directly or the Company will bill the nursing facility, which will then bill the payor source directly. Any material loss of business from GranCare would have a material adverse effect on the Company.

ASSUMPTION OF INDEBTEDNESS BY VITALINK AND RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     Prior to the Merger of GranCare with and into Vitalink, Vitalink's cash requirements were provided by operating activities and proceeds from the initial public offering in March 1992. As a result, Vitalink has effectively had no third party indebtedness. Upon the consummation of the Merger, Vitalink assumed approximately $8.5 million of GranCare's debt (consisting of approximately $10.9 million of long-term debt plus current maturities at December 31, 1996 less approximately $2.4 million of TeamCare debt retired by GranCare prior to the GranCare merger pursuant to the terms of the Distribution Agreement) and refinanced or assumed $100 million of the indebtedness represented by the Senior Subordinated Notes with proceeds from the new $200 million Vitalink Credit Facility. The Vitalink Credit Facility contains certain covenants that restrict, among other things, Vitalink's ability to incur additional indebtedness, incur liens, make investments, pay dividends or make certain other restricted payments or consummate mergers, acquisitions or asset sales. In addition, the Vitalink Credit Facility also requires Vitalink to comply with certain financial ratios and tests, under which Vitalink is required to achieve certain financial and operating results. Vitalink's ability to meet these financial ratios and tests may be affected by events beyond its control, and there can be no assurance that they will be met. In addition, Vitalink's increased leverage could have the following important consequences to holders of Vitalink common stock: (i) the cost of obtaining future financing may be increased and the ability to obtain such financing may be impaired, (ii) a significant portion of Vitalink's earnings may be dedicated to paying interest on its indebtedness, thereby potentially decreasing Vitalink's operational flexibility, (iii) Vitalink will be exposed to interest rate fluctuations, and (iv) the covenants may limit Vitalink's financial flexibility, including its ability to consummate acquisitions. Also, in order to obtain a third party consent to HRPT, a creditor and landlord of GranCare, that was required in connection with the Distribution and the GranCare merger, Vitalink paid a Consent Fee of $10.0 million, which was reimbursed by New GranCare immediately following the consummation of the Distribution and the GranCare merger. Vitalink also entered into a limited guaranty of obligations of New GranCare to HRPT. To support Vitalink's guaranty of New GranCare's obligations, New GranCare provided an irrevocable letter of credit payable to Vitalink in the event Vitalink makes any payments under the limited guaranty.

SIGNIFICANT MANOR CARE OWNERSHIP

     Manor Care owns 50.5% of the outstanding Vitalink common stock and is therefore able to exert substantial control over Vitalink. Pursuant to the terms of the Merger Agreement, Manor Care entered into a Shareholders Agreement with Vitalink pursuant to which Manor Care agreed, among other things, that (i) for a period of three years from the date of consummation of the Merger, the Board would consist of eight directors, and (ii) Manor Care for a three-year period would vote its shares of Vitalink common stock in favor of the election of Joel
S. Kanter, Robert L. Parker, Gary U. Rolle, and Gene E. Burleson (the "GranCare Nominees"), or any successor to any such director designated by a majority of the then remaining GranCare Nominees, as Vitalink directors. The remaining four Vitalink directors would be affiliates of Manor Care. This Shareholders Agreement also contained restrictions upon the disposition of Vitalink common stock by Manor Care. The Shareholders Agreement was terminated on November 4, 1997, in connection with the settlement of a lawsuit by the Company against GranCare, and all agreements with Manor Care regarding Board membership and restrictions on Manor Care's disposition of Vitalink common stock have ended.


     Vitalink has entered into certain agreements with Manor Care, including (i) an Administrative Services Agreement, pursuant to which Manor Care provides Vitalink with certain administrative services and (ii) the Master Agreements referred to above, pursuant to which Vitalink provides institutional pharmacy services to Manor Care. See "Dependence on Key Customers" above. Under the terms of the Administrative Services Agreement, Manor Care charges Vitalink on a favorable marginal cost basis for the services it provides to Vitalink. It is anticipated that the Administrative Services Agreement will be terminated within one year following the Merger of GranCare with and into Vitalink and there can be no assurance that Vitalink will be able to replace such services either internally or from third parties on an equally favorable basis. The Master Agreements are of a significantly longer term and have higher consulting fees than comparable agreements Vitalink has with non-affiliated third parties. Although Vitalink intends to continue to operate under the Master Agreements, future agreements for the provision of pharmacy services to Manor Care may contain terms comparable to those that Vitalink could obtain from third parties in an arms-length transaction. There can be no assurance that termination of the existing Master Agreements or the terms of such future agreements would not have an adverse effect on Vitalink's results of operations.

SHARES OF VITALINK COMMON STOCK ELIGIBLE FOR SALE BY MANOR CARE

     Manor Care has announced that it is exploring strategic alternatives for its 50.5% interest in the Company. Manor Care said its options include mergers, joint ventures or other business combination. There are no assurances that any such transaction will take place. If Manor Care should dispose of all or a substantial amount of its Vitalink common stock, the prevailing market price of the Vitalink common stock could be affected. Since termination of the Shareholders Agreement effective November 4, 1997, there are no contractual restrictions upon Manor Care's disposition of Vitalink common stock, although Manor Care may be subject to certain restrictions or limitations under federal and state securities laws.

UNCERTAINTY ASSOCIATED WITH GOVERNMENT REGULATION AND REIMBURSEMENT

     Vitalink is subject to extensive federal, state and local regulations and its pharmacies are required to be licensed by the states in which they are located. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued expansion of Vitalink's business and could prevent it from offering its existing services to patients. Vitalink cannot predict the extent to which it may be affected by legislative and other regulatory developments concerning its pharmacies and the health care field generally. In addition, the long-term care facilities that contract for services with Vitalink and TeamCare are also subject to federal, state and local regulations and are required to be licensed by the states in which they are located. The failure of these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of Vitalink's ability to provide pharmacy services to their residents.

     In addition, the products and services provided by Vitalink are reimbursed in part by third parties such as Medicare and Medicaid. See "Dependence on Reimbursement by Third-Party Payors" below. For the year ended May 31, 1996, approximately 34% of Vitalink's pharmacy service billings were paid by Medicare Part B and Medicaid and 66% were paid by private individuals, long-term care facilities that were in part reimbursed by Medicare, and other third party payors. Reimbursements for Vitalink's products and services from Medicare and Medicaid are regulated and in some cases limited, including with respect to reimbursements for services and products provided to affiliates of Vitalink, such as Manor Care. Changes in the Medicare and Medicaid programs, regulations, reimbursement procedures, or interpretations of existing programs, regulations or reimbursement procedures, including changes intended to limit or decrease the growth of Medicare and Medicaid expenditures, or a failure by Vitalink and/or its employees to comply with applicable reimbursement regulations, could adversely affect Vitalink's business. See "Uncertainty Associated with Health Care Reform" below.

     Various federal and state laws provide nursing facility patients with the freedom to choose their own pharmacy provider. Vitalink markets its services primarily to nursing facilities and acts as the pharmacy provider to the patients in such facilities who do not otherwise choose their own provider. Such patients currently represent an aggregate of over 90% of the patients in the facilities with which Vitalink contracts. There can be no assurance that increases in the percentage of patients choosing their own provider or changes in laws permitting patients to choose their own pharmacy provider will not adversely affect Vitalink's business.

UNCERTAINTY ASSOCIATED WITH HEALTH CARE REFORM

     Health care system reform and concerns over rising Medicare and Medicaid costs continue to be high priorities for the federal and certain state governments. Although comprehensive health care reform legislation, including legislation that would impact Medicare or Medicaid, has not yet been implemented, pressures to contain costs and initiatives by the current administration, Congress and various other groups have impacted the health care delivery system and may continue to do so for the foreseeable future. In November 1995, Congress passed the 1995 Balanced Budget Act providing for, among other things, the reshaping of the Medicare and Medicaid legislation. Each of the legislative proposals offered by President Clinton and Congress provide for significant reductions in the overall growth rate of Medicare and Medicaid spending. There is active debate concerning this proposed legislation and the form of any final legislation signed into law could differ significantly from current proposals. The impact of currently proposed legislation on Vitalink is not readily determinable. However, in its currently proposed form, such legislation could have a material adverse effect on Vitalink's future financial position, results of operations and cash flows.

     In addition, several states are considering various health care reforms, including reforms through Medicaid managed care demonstration projects. Several states in which Vitalink or TeamCare operates have applied for, or received, approval from the U.S. Department of Health and Human Services for waivers from certain Medicaid requirements that are generally required for such managed care projects. Although these demonstration projects generally exempt institutional care, including long-term care facilities and institutional pharmacy services, no assurance can be given that these waiver projects ultimately will not change the reimbursement system for long-term care, including pharmacy services, from fee-for-service to managed care negotiated or capitalized rates. It is not possible to predict which reforms of the health care system will be adopted and the effect, if any, the reforms will have on Vitalink's business.

COMPETITION

     The Company competes with numerous local and regional institutional pharmacies, as well as the pharmacy operations owned by long-term care providers. These competitors or potential competitors provide product and service offerings similar to those provided by the Company. Two competitors are larger and have greater financial resources than the Company. The competition among pharmacies for long-term care customers and other patients has intensified in recent years. Institutional pharmacies compete on the basis of price, quality of service, breadth of service offerings and payment terms. The Company currently has size, purchasing power, technical capabilities and financial resources to compete in each of these areas, although there can be no assurance that technological or market changes, consolidation in the long-term care and institutional pharmacy industries or intensified competition will not affect the Company's ability to maintain its current competitive position.

NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUISITIONS

     In the past five years, Vitalink has made nine acquisitions of institutional pharmacy businesses. The successful integration of all of such acquisitions into Vitalink's operations is critical to Vitalink's future performance. Potential obstacles to successful integration include, but are not limited to: (i) cost containment measures; (ii) elimination of redundancies at the corporate and field level; (iii) consolidation of financial and managerial reporting functions; (iv) coordination of field managerial activities with corporate management; (v) achievement of purchasing efficiencies; (vi) retention and expansion of the customer base so acquired; (vii) rollout of new products and services to new customers; and (viii) the addition and integration of key personnel. There can be no assurance that TeamCare or any other past or future acquisitions will be integrated successfully into Vitalink's operations or will not have a material adverse effect upon Vitalink's results of operations, financial condition or prospects. Although Vitalink conducts due diligence in connection with potential acquisitions and attempts to identify and reject those acquisitions that do not meet Vitalink's operational objectives, there can be no assurance that the merger or any other acquisition will result in net sales or earnings levels that would justify Vitalink's investment therein or the expenses related thereto or that operational synergies will develop as projected.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     A significant component of Vitalink's historical growth has come through acquisitions of institutional pharmacy companies, and the success of Vitalink's growth strategy is dependent on its ability to consummate additional acquisitions. Vitalink will compete for acquisition candidates with buyers who may have greater financial and other resources than Vitalink and may be able to pay higher acquisition prices than Vitalink. No assurance can be given that Vitalink will be able to identify suitable acquisition candidates or to consummate desired acquisitions on terms acceptable to Vitalink. To the extent that Vitalink is unable to acquire institutional pharmacy companies, or to integrate such acquisitions successfully, its ability to expand its business may be impaired.

DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS

     Vitalink derives, directly or indirectly, a majority of its net sales from government-sponsored reimbursement programs. Vitalink's net sales and profitability are, and will continue to be, affected by the efforts of all payors to contain or reduce the cost of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of service and negotiating reduced contract pricing. Any changes in reimbursement levels under Medicare, Medicaid or private pay programs, including managed care contracts, could have a material adverse effect on Vitalink's results of operations, financial condition and prospects. Changes in the mix of patients among Medicare, Medicaid and various private pay sources may also adversely affect Vitalink's results of operations.

RISKS ASSOCIATED WITH INCREASING ROLE OF MANAGED CARE

     Although managed care has not been a significant source of revenue for Vitalink in the past, as managed care assumes an increasingly significant role in the health care industry, Vitalink's future success will, in part, be dependent on obtaining and retaining managed care contracts. Competition for such contracts is intense and, in most cases, will require Vitalink to compete based on, among other factors, breadth of services offered, pricing, ability to track and report patient outcomes, cost data, and its ability to provide value-added pharmacy consulting services. In addition, reimbursement rates under managed care contracts typically are significantly lower than those paid by other private third party payors. Although Vitalink has been successful in the past in obtaining terms that are favorable to Vitalink, there can be no assurance that Vitalink will retain or obtain such managed care contracts in the future.

                              SELLING SHAREHOLDERS

     Vitalink has agreed to register the 351,318 shares held by the Selling Shareholders, as set forth in the table below, pursuant to the provisions of the Agreement of Reorganization dated as of September 8, 1997 among Vitalink, Sub, Home Care and the Selling Shareholders. The Selling Shareholders are former Shareholders of Home Care. The number of Shares which may actually be sold by the Selling Shareholders will be determined from time to time by the Selling Shareholders and will depend on a number of factors, including the market price of the Company's common stock from time to time. The Company has agreed to maintain the continuous effectiveness of the Registration Statement of which this Prospectus is a part for a period of not less than one year. The following table sets forth certain information regarding the beneficial ownership of common stock by the Selling Shareholders as of October 16, 1997, and the number of shares of common stock covered by this Prospectus. All information as to beneficial ownership prior to this offering has been furnished by the respective Selling Shareholders.

                                        NUMBER OF SHARES BENEFICIALLY OWNED     NUMBER OF SHARES OF COMMON
                                               AS OF OCTOBER 16, 1997             STOCK OFFERED HEREBY
NAME OF SELLING SHAREHOLDER        NUMBER OF SHARES   PERCENTAGE OUTSTANDING
Al Willingham                          167,930               *                          167,930
Randy Willingham                       167,930               *                          167,930
Craig Anson                             15,458               *                          15,458

* Indicates less than 1%

        Because the Selling Shareholders may sell all or part of their shares no estimate can be given as to the number of shares that will be held by any Selling Shareholder upon the termination of any offering made hereby.

                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby are being offered by the respective Selling Shareholders. The Company will receive no proceeds from the sale of any of the Common Stock by the Selling Shareholders. The sale of the Common Stock may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the NYSE on other exchanges on which the Common Stock may be listed, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required, the number of Common Stock to be sold, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying prospectus supplement. The aggregate proceeds to the Selling Shareholders from the sale of the Common Stock sold by the Selling Shareholders hereby will be the purchase price of such Common Stock less any broker's commissions. In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

     The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents, or underwriters and any profit on their sale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Common Stock by the Selling Shareholders.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Buckingham, Doolittle & Burroughs, A Legal Professional Association, Cleveland, Ohio.


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     It is estimated that Vitalink Pharmacy Services, Inc. (the "Company") will incur the following expenses in connection with the offering of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee and the NYSE fee, and all of said amounts will be paid by the Company.

     Registration Fee - Securities and Exchange Commission.     $ 2,375
     NYSE Fee..............................................     $ 1,500
     Blue Sky fees and expenses............................     $   500
     Accounting fees and expenses..........................     $10,000
     Legal fees and expenses...............................     $10,000
     Printing..............................................     $ 1,000
     Miscellaneous Expenses................................     $   500

          Total............................................     $25,875

Item 15.  Indemnification of Directors and Officers.

     Vitalink is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the DGCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Nine of the Restated Certificate of Incorporation of Vitalink provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the DGCL, and provides that Vitalink shall indemnify its directors and officers to the full extent permitted by Section 145 of the DGCL.

     Vitalink maintains at its expense, a policy of insurance which insures its directors and officers, subject to certain exclusions and deductions as are usual in such insurance policies, against certain liabilities which may be incurred in those capacities.

Item 16.  Exhibits.

Exhibit No.  Description
-----------  -----------

 **2.1 Agreement and Plan of Reorganization dated as of September 8, 1997, between the Company, Vitalink Subsidiary, Inc., Home Care Medical Equipment, Inc. and the Selling Shareholders.

   4.3 Form of certificate for the Company's Common Stock, par value $0.01 per share (filed as Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Reg. No. 33-43261) and incorporated herein by reference).

  *5.1 Opinion of Robert W. Horner III regarding the legality of the securities being registered hereby.

  23.1        Consent of Robert W. Horner III (included in Exhibit 5.1).

 *23.2        Consent of Arthur Andersen LLP.

 *24.1        Power of Attorney of Donna L. DeNardo.

 *24.2        Power of Attorney of Scott T. Macomber.

 *24.3        Power of Attorney of Stewart Bainum, Jr.

 *24.4        Power of Attorney of Essel W. Bailey, Jr.

 *24.5        Power of Attorney of Joseph R. Buckley.

 *24.6        Power of Attorney of Joel S. Kanter.

*24.7        Power of Attorney of James A. MacCutcheon.

*24.8        Power of Attorney of Robert L. Parker.

*24.9        Power of Attorney of James H. Rempe.

*24.10       Power of Attorney of Gary U. Rolle.
__________________
* Previously filed

Item 17.  Undertakings

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement,; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant with or furnished to the Securities and Exchange Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") that are incorporated by reference in the Registration Statement.

         (2) that for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration

Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Atlanta, State of Georgia, on this 19th day of November, 1997.


                                      VITALINK PHARMACY SERVICES, INC.


                                      By:  /s/Robert W. Horner III
                                         _________________________________
                                         Robert W. Horner III
                                         Secretary


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                                Title                                    Date
             ---------                                -----                                    -----

           *                          President and Chief Operating                    November 19, 1997
-----------------------------         Officer (principal executive officer)
Donna L. DeNardo

           *                          Senior Vice President, Chief                     November 19, 1997
-----------------------------         Financial Officer and Treasurer
Scott T. Macomber                     (principal financial and accounting
                                      officer)

           *                          Chairman of the Board of Directors               November 19, 1997
-----------------------------
Stewart Bainum, Jr.

           *                          Director                                         November 19, 1997
-----------------------------
Essel W. Bailey, Jr.

           *                          Director                                         November 19, 1997
-----------------------------
Joseph R. Buckley

           *                          Director                                         November 19, 1997
-----------------------------
Joel S. Kanter

           *                          Director                                         November 19, 1997
-----------------------------
James A. MacCutcheon

           *                          Director                                         November 19, 1997
-----------------------------
Robert L. Parker

           *                          Director                                         November 19, 1997
-----------------------------
James H. Rempe

           *                          Director                                         November 19, 1997
-----------------------------
Gary U. Rolle


* By:    /s/ Robert W. Horner III
         ------------------------
           Robert W. Horner III
             Attorney-in-Fact


                                 EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------

*2.1 Agreement and Plan of Reorganization dated as of September 8, 1997, between the Company, Vitalink Subsidiary, Inc., Home Care Medical Equipment, Inc. and the Selling Shareholders.

 4.3 Form of certificate for the Company's Common Stock, par value $0.01 per share (filed as Exhibit 4.1 of the Company's Registration Statement on Form S-1 (Reg. No. 33-43261) and incorporated herein by reference).

*5.1 Opinion of Robert W. Horner III regarding the legality of the securities being registered hereby.

 23.1        Consent of Robert W. Horner III (included in Exhibit 5.1).

*23.2        Consent of Arthur Andersen LLP.

*24.1        Power of Attorney of Donna L. DeNardo.

*24.2        Power of Attorney of Scott T. Macomber.

*24.3        Power of Attorney of Stewart Bainum, Jr.

*24.4        Power of Attorney of Essel W. Bailey, Jr.

*24.5        Power of Attorney of Joseph R. Buckley.

*24.6        Power of Attorney of Joel S. Kanter.

*24.7        Power of Attorney of James A. MacCutcheon.

*24.8        Power of Attorney of Robert L. Parker.

*24.9        Power of Attorney of James H. Rempe.

*24.10       Power of Attorney of Gary U. Rolle.
__________________
* Previously filed